SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D/A4

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                             ELSINORE CORPORATION
                               (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                          (Title of Class of Securities)


                                  290308303
                                (CUSIP Number)

                                JOHN C. WATERFALL
                               10 EAST 50TH STREET
                            NEW YORK, NEW YORK  10022
                                (212) 705-0500

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                                March 20, 1998
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages

                             *     *     *     *     *

      Item 1 is hereby amended and restated as follows:

ITEM 1.  SECURITY AND ISSUER.

      This amendment no. 4 (Amendment No. 4) amends the statement on
Schedule 13D (the Statement) filed on March 10, 1997 with the Securities and Exchange Commission (the Commission), as amended by amendment no. 1 filed with the Commission on April 10, 1997 ("Amendment No. 1"), amendment no. 2 filed with the Commission on October 20, 1997 ("Amendment No. 2") and amendment no. 3 filed with the Commission on March 12, 1998 ("Amendment No. 3") by persons named in Item 2 of the Statement (the "Reporting Persons"), relating to the common stock, par value $.001 per share (Common Stock), of Elsinore Corporation, a Nevada corporation (the Issuer). The principal executive offices of the Issuer are located at 202 Fremont Street, Las Vegas, Nevada 89101.

      Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported.

                              *     *     *     *     *

      Item 6 is hereby amended and restated as follows:

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER.

       None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, except to the extent previously reported and as described in the following paragraphs of this Item 6.

      On April 1, 1997, Waterfall, on behalf of Morgens Waterfall and the Reporting Persons, issued a letter and accompanying attachments (collectively, the Letter) stating, among other things, that subject to the terms and conditions set forth in the Letter, such Reporting Persons are willing to offer to Allen Paulson, or to an entity he controls, an option to purchase the Reporting Persons respective ownership interests in the Issuer and in Riviera Holdings Corporation, a Nevada corporation.

      On September 15, 1997, Morgens Waterfall and the Reporting Persons entered into such option agreement (the "Option Agreement") as set forth in the Letter and granted to R&E Gaming Corp., a Delaware Corporation ("Gaming"), an irrevocable option to purchase the Reporting Persons' respective ownership interests in the Issuer and in Riviera Holdings Corporation.

      Concurrently with the execution and delivery of the Option Agreement, Gaming entered into an Agreement and Plan of Merger (the "Merger Agreement") with Elsinore Acquisition Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Gaming ("Acquisition Sub"), and the Issuer, pursuant to which Acquisition Sub shall merge with and into the Issuer, upon the terms and conditions set forth therein.


                                Page 2 of 4 Pages

      In a letter dated February 23, 1998, the Issuer was notified by Gaming that it is reserving the right not to proceed with its acquisition of the Issuer and is demanding a return of payments previously made in respect of the acquisition agreements. As the grounds for its position, Gaming is alleging that certain Reporting Persons made misrepresentations to Gaming in connection with the Option Agreement. The Issuer has been informed that the Reporting Persons have responded to Gaming with a specific rejection of those allegations. The Issuer intends to seek clarifications of Gaming's position regarding the merger and the basis for Gaming's allegations and the Issuer is reserving all of its rights with respect to Gaming's legal obligations.

      In a letter dated March 20, 1998, the Issuer was notified by Gaming of its intention not to proceed with the acquisition of the Issuer. As the grounds for its position, Gaming is alleging, among other things, violations by the Issuer of its Merger Agreement with Gaming, violations of law and misrepresentations by Morgens Waterfall and the non-satisfaction of certain conditions to completing the merger. Morgens Waterfall received a similar letter from Gaming dated March 20, 1998, alleging that the Options Agreement is void or, alternatively, that Morgens Waterfall has breached certain of the representations, warranties and agreements in the Options Agreement. The Issuer and the Reporting Persons reject the allegations by Gaming and are of the view that Gaming is required to complete the merger, subject to approval by gaming authorities. The Issuer and Reporting Persons are reserving all of their respective rights with respect to Gaming's legal obligations.


                              *     *     *     *     *























                                Page 3 of 4 Pages

SIGNATURES

       After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

                                    The Reporting Persons listed herein

                                            s/Bruce Waterfall

Dated:  March 26, 1998              By: ___________________________________
                                        John C. Bruce Waterfall, on his
                                        own behalf and as attorney-in-fact
                                        for each of the other Reporting
                                        Persons






































                                Page 4 of 4 Pages